Filed by Peoples Financial Services Corp.

(Commission File No. 001-36388)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: FNCB Bancorp

(Commission File No. 001-38408)

Date: September 27, 2023

To: All Employees
Date: September 27, 2023
From: Craig W. Best, CEO
Subject: Strategic Combination with FNCB Bank

I am very pleased to announce that earlier today our Bank has entered into a definitive agreement to strategically combine with FNCB Bank ("FNCB"). This is an exciting transaction for our Bank, and I want to share with you firsthand how the combination will benefit our company and all our stakeholders.

The transaction will enhance the combined company's presence in high-growth markets throughout Pennsylvania, New York and New Jersey. It will create an impressive market profile generating significant value for our shareholders. The combination of Peoples Security Bank and Trust Company ("PSBT") and FNCB will expand our abilities to meet the financial needs of our customers and will further enhance our commitment to the communities we serve.

The combined banks will operate as PSBT upon closing of the transaction. I will continue to serve as the Chief Executive Officer of both the combined bank and holding company. Jerry Champi will serve as President of PSBT. Mr. Champi has served as President and Chief Executive Officer of FNCB for the last 7 years. Tom Tulaney will continue to serve as the Chief Operating Officer of both the combined bank and holding company. It is anticipated that 12 months after the closing date, Jerry Champi will become Chief Executive Officer and Tom Tulaney will serve as President and Chief Operating Officer.

Our holding company, Peoples Financial Services Corp. (of which FNCB Bancorp, Inc. shall be merged into at time of closing) will continue to have its headquarters in downtown Scranton. The combined companies will trade under the ticker symbol "PFIS" on The NASDAQ Stock Market Exchange. Meanwhile, the headquarters for the combined bank will be located in Dunmore.

The best of both banks will be brought forward to improve and enhance our products, technology, services, processes, and procedures.

Today's announcement is just the beginning of this process and there will not be an immediate impact on your day-to-day responsibilities.

It is important to remember that until the transaction closes, which we expect to occur in the first half of 2024, each bank will continue to operate as separate, independent entities. Conversion of the combined bank's systems is anticipated to occur at or shortly after

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Corporate Headquarters
150 North Washington Avenue | Scranton, PA 18503 | P 570.346.7741 888.868.3858 | psbt.com
Member FDIC EQUAL HOUSING LENDER

closing . In the coming weeks, an integration planning team, which will be comprised of leaders from both banks, will begin the work of bringing the two banks together . I realize that you will have many questions regarding this transaction . In anticipation of your questions, we have prepared a formal employee communication letter to help you understand the effects of this transaction . You can access the employee communication letter by going to our intranet page and clicking on the " PSBT / FNCB Employee Communication s" link . In addition to the employee communication letter, we also developed Frequently Asked Questions ("FAQ's") to also help you understand the effects of this transaction . We plan to continuously update the FAQ's through the merger date as more information becomes available . You can access the FAQ's by clicking on the " Employee Frequently Asked Questions " link on our bank intranet page . Ongoing communication will also be provided through our officers and supervisors ; the intranet ; emails ; FAQs and meetings . In addition, if you have any questions please email them to mergerQA @ p s bt . com . Our customers will also have questions concerning this announcement . Accordingly, we have prepared a " C u stomer Frequently Asked Questions" guide as well . This guide will provide you with talking points to assist you in conversations with our customers . This Customer FAQ, will be available on our website . Announcements like this carry significant legal and regulatory considerations and may lead to inquiries from the media, or other external parties . To that end, it is important to speak with one voice in this matter . Any inquiries in this nature should be immediately directed to either myself or Tom Tulaney . Let me thank all ofyou for your hard work, dedication and commitment to Peoples Security Bank and Trust Company . Together, we have celebrated many successes over the years and have built a great organization and brand . I firmly believe that the merger combination with FNCB Bank will provide our employees, customers and shareholders with another enormous opportunity to continue on this great journey . Sincerel y 163420330v2 k est Chief Executive Officer

FORWARD - LOOKING STATEMENTS This communication includes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, with respect to the beliefs, goals, intentions, and expectations of Peoples Financial Services Corp . (together with its subsidiaries, "Peoples") and FNCB Bancorp, Inc . (together with its subsidiaries "FNCB") regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters ; our estimates of future costs and benefits of the actions we may take ; our assessments of expected losses on loans ; our assessments of interest rate and other market risks ; our ability to achieve our financial and other strategic goals ; the expected timing of completion of the proposed transaction ; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction ; and other statements that are not historical facts . Forward - looking statements are typically identified by such words as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "will," "should," and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time . These forward - looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction . Additionally, forward - looking statements speak only as of the date they are made ; and except as may be required by law, Peoples and FNCB do not assume any duty, and do not undertake, to update such forward - looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise . Furthermore, because forward - looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward looking statements as a result of a variety of factors, many of which are beyond the control of Peoples and FNCB . Such statements are based upon the current beliefs and expectations of the management of Peoples and FNCB and are subject to significant risks and uncertainties outside of the control of the parties . Caution should be exercised against placing undue reliance on forward looking statements . The factors that could cause actual results to differ materially include the following : the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Peoples and FNCB ; the outcome of any legal proceedings that may be instituted against Peoples or FNCB ; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) ; the ability of Peoples and FNCB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction ; the risks related to capital actions of Peoples, FNCB and the combined entity, including related to actions concerning dividends, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction ; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Peoples and FNCB do business ; the risks related to Peoples and FNCB 163420330v2 not achieving their estimated financial performance ; the risks related to changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Peoples' and FNCB's revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity ; risks related to the uncertainty in U . S . fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System ; risks related to the volatility and disruptions in global capital and credit markets ; risks related to the movements in interest rates ; risks related to reform of LIBOR ; the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of bonowers, and the operational risk of lending activities, including the effectiveness of Peoples' and FNCB's underwriting practices and the risk of fraud ; risks related to the fluctuations in the demand for loans ; risk related to the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Peoples' and FNCB's activities particularly in a rising or high interest rate environment ; risks related to the rapid withdrawal of a significant amount of deposits over a short period of time ; the risk related to the impact of other bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks ; risks related to the impact of natural disasters or health epidemics ; risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions ; risks related to volatility in the trading price of Peoples' and FNCB's common stock ; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions ; the possibility that the transaction may be more expensive to complete than anticipated, including as a result ofunexpected factors or events ; diversion of management's attention from ongoing business operations and opportunities ; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected timeframes or at all and to successfully integrate FNCB's operations and those of Peoples ; such integration may be more difficult, time - consuming or costly than expected ; revenues following the proposed transaction may be lower than expected ; Peoples' and FNCB's success in executing their respective business plans and strategies and managing the risks involved in the foregoing ; the dilution caused by Peoples' issuance of additional shares of its capital stock in connection with the proposed transaction ; effects of the announcement, pendency or completion of the proposed transaction on the ability of Peoples and FNCB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally ; the impacts of continuing inflation and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Peoples and FNCB ; and the other factors discussed in the "Risk Factors" section of Peoples' and FNCB's Annual Reports on Form 10 - K for the year ended December 31 , 2022 , in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Peoples' and FNCB's Quarterly Report on Form 10 - Q for the quarters ended March 31 , 2023 and June 30 , 2023 and other reports Peoples and FNCB file with the U . S . Securities and Exchange Commission (the "SEC") . 163420330v2

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Peoples will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Peoples and FNCB, which also constitutes a prospectus of Peoples, that will be sent to shareholders of Peoples and shareholders of FNCB seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF PEOPLES AND FNCB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, FNCB AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Peoples and FNCB, without charge, at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Peoples will be made available free of charge in the "Investor Relations" section of Peoples' website, https://psbt.com/, under the heading "SEC Filings." Copies of documents filed with the SEC by FNCB will be made available free of charge in the "About FNCB" section of FNCB's website, https://www.fncb.com.

PARTICIPATION IN SOLICITATION

Peoples, FNCB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Peoples' directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2023, and certain other documents filed by Peoples with the SEC. Information regarding FNCB's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 10, 2023, and certain other documents filed by FNCB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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